As filed with the Securities and Exchange Commission on April 13, 2007
Registration No. 333-141952

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VIRTUSA CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7371	04-3512883
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 West Park Drive
Westborough, Massachusetts 01581
(508) 389-7300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Kris Canekeratne
Chairman and Chief Executive Officer
2000 West Park Drive
Westborough, Massachusetts 01581
(508) 389-7300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John J. Egan III, Esq. Edward A. King, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Paul D. Tutun, Esq. Vice President and General Counsel 2000 West Park Drive Westborough, Massachusetts 01581 (508) 389-7300	John A. Burgess, Esq. James R. Burke, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) of Virtusa Corporation is being filed solely for the purpose of adding Exhibits to the original filing of the Form S-1, filed on April 6, 2007. Other than the addition of exhibits and corresponding changes to the exhibit index and signature page, the remainder of the Form S-1 is unchanged. The Prospectus portion of the Form S-1 is not reproduced in this Amendment No. 1. This Amendment No. 1 speaks as of the original filing date of the Form S-1 and does not reflect events occurring after the filing date of the original Form S-1, or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

PART II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table sets forth the expenses, other than underwriting discounts and commissions, all of which will be payable by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, or NASD filing fees.

Amount

Securities and Exchange Commission registration fee		$2,825
NASD filing fee		9,700
The NASDAQ Global Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our certificate of incorporation, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the certificate of incorporation further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our by-laws, provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the by-laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the by-laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation or by-laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the by-laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the by-laws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the certificate of incorporation and by-laws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

In February 2004, we raised approximately $20 million through the issuance of 7,458,494 shares of series D convertible participating preferred stock. Each share of series D convertible participating preferred stock will convert into one share of common stock upon the closing of this offering. No underwriters were used in this transaction.

In October 2004, in connection with Mr. Maheu joining our board of directors, we issued and sold to TNR Partnership, a trust whose general partner is the spouse of Mr. Maheu, an aggregate of 15,000 shares of our common stock at $2.20 per share for aggregate consideration of $33,000.

In October 2004, in connection with Mr. Trust joining our board of directors, we issued and sold to Mr. Trust an aggregate of 660,438 shares of our common stock at $2.20 per share for aggregate consideration of $1,452,964.

In February 2006, we issued and sold to TNR Partnership an aggregate of 35,870 shares of our common stock at $0.92 per share for aggregate consideration of $33,000.

In February 2006, we issued and sold to the Martin Trust Florida Intangible Tax Trust (a trust created on behalf of Mr. Trust) an aggregate of 796,938 shares of our common stock at $0.92 per share for an aggregate consideration of $733,183.

In August 2006, in connection with Mr. Moriarty joining our board of directors, we issued and sold to Mr. Moriarty an aggregate 275,022 shares of our common stock at $1.34 per share for an aggregate consideration of $368,529.

In March 2007, we issued and sold to a wholly-owned subsidiary of BT an aggregate of 2,875,869 shares of common stock at a per share price of $3.92 for aggregate consideration of $11.3 million.

Each of the foregoing sales of securities were made in reliance upon the exemption for registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and exercise of stock options’ awards of restricted stock

Since April 1, 2004, we granted options to purchase an aggregate of 1,809,188 shares of common stock with exercise prices ranging from $0.76 to $3.22 per share to employees located in India, Sri Lanka and the United Kingdom pursuant to our 2000 Stock Option Plan. Since July 2005, we granted 816,009 SARS with exercise prices ranging from $0.50 to $3.22 to employees located in India and Sri Lanka pursuant to our SAR Plan. We believe that the issuances of these options and SARs were exempt from the registration requirements of the Securities Act by virtue of the exemption set forth in Regulation S under the Securities Act for sales of securities to non-U.S. persons in offshore transactions. Each of those option and SAR recipients was a non-U.S. person at the time the options and SARs were granted and we obtained appropriate representations and covenants to ensure compliance with the requirements of Regulation S.

From April 1, 2004 through June 2005, we granted options pursuant to our 2000 Stock Option Plan to purchase an aggregate of 2,481,318 shares of common stock with exercise prices ranging from $0.95 to $2.30 per share to officers, employees, non-employee directors and consultants located in the United States. We believe that these grants were exempt from the registration requirements of the Securities Act by virtue of a “no-sale” theory under Section 5 of the Securities Act, since none of the option recipients provided any consideration for the grants (the sale of the underlying option shares will only occur when the option is exercised and the purchase price is paid to us). We also believe the grants are exempt from registration under Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering.

From July 2005 through February 27, 2007, we granted options to purchase an aggregate of 2,083,257 shares of common stock with exercise prices ranging from $0.76 to $3.22 per share to employees, consultants and non-employee directors located in the U.S. pursuant to our 2000 Stock Option Plan. We believe that these grants are exempt from registration under the Securities Act by virtue of the exemption available under Rule 701 of the Securities Act for securities offered under compensatory plans. With regard to our reliance on Rule 701, all such option grants were to employees, consultants and directors pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. We also believe that the grants are exempt from the registration requirements of the Securities Act by virtue of a “no-sale” theory under Section 5 of the Securities Act, since none of the option recipients provided any consideration for the grants (the sale of the underlying option shares will only occur when the option is exercised and the purchase price is paid to us). In addition, we believe that the grants were exempt from registration under Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering.

On September 22, 2004, we granted options to purchase an aggregate of 2,720,144 shares of common stock with an exercise price of $2.20 per share to an officer and a non-employee director outside of our 2000 Stock Plan. Of these option grants, in November 2005, we repriced the stock option to the officer that was exercisable for 2,500,000 shares of common stock from $2.20 to $0.76 per share. We believe that these grants are exempt from registration under Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering.

From November 4, 2005 to December 31, 2006, we issued 80,062 shares of common stock upon the exercise by six individuals of options described in the second and third paragraph above with exercise prices ranging from $0.50 to $2.00 per share. We believe that these issuances are exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act (and/or Rule 701 of the Securities Act and/or Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering.

Warrants

We have not issued any warrants in the three years preceding this offering.

Item 16.	Exhibits and Financial Statement Schedule.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

Virtusa Corporation and subsidiaries
Schedule II—Valuation and Qualifying Accounts
For the years ended March 31, 2004, 2005 and 2006 and the nine months ended December 31, 2005 and 2006
(in thousands)

	Balance at	Charged to		Balance at
	beginning of	costs and	Deductions/	end of
Description	period	expenses	other	period

Accounts receivable allowance for doubtful accounts:
Year ended March 31, 2004	$76	$31	$31	$76
Year ended March 31, 2005	$76	$110	$97	$89
Year ended March 31, 2006	$89	$326	$—	$415
Nine months ended December 31, 2005 (unaudited)	$89	$320	$—	$409
Nine months ended December 31, 2006 (unaudited)	$415	$168	$185	$398

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westborough, Commonwealth of Massachusetts, on the 13th day of April 2007.

VIRTUSA CORPORATION

By:	/s/ Kris A. Canekeratne
Kris A. Canekeratne
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 13, 2007.

Signature		Title

/s/ Kris A. Canekeratne Kris A. Canekeratne		Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

/s/ Danford F. Smith Danford F. Smith		President, Chief Operating Officer and Director

/s/ Thomas R. Holler Thomas R. Holler		Executive Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

* Robert E. Davoli		Director

* Andrew P. Goldfarb		Director

* Izhar Armony		Director

* Ronald T. Maheu		Director

* Martin Trust		Director

* Rowland T. Moriarty		Director

*By:	/s/ Thomas R. Holler Thomas R. Holler Attorney-in-fact

Exhibit index

Exhibit no.		Exhibit index

1	.1*	Form of Underwriting Agreement
3	.1**	Form of Sixth Amended and Restated Certificate of Incorporation of the Registrant
3	.2**	Amended and Restated By-laws of the Registrant
3	.3**	Form of Seventh Amended and Restated Certificate of Incorporation of the Registrant (to be filed following the closing of this offering)
4	.1*	Specimen Certificate evidencing shares of common stock
4	.2**	Fourth Amended and Restated Registration Rights Agreement by and among the Registrant and the Investors named therein, dated as of March 29, 2007
5	.1*	Opinion of Goodwin Procter LLP
10.1		Warrant by and between Registrant and Silicon Valley Bank, dated as of April 9, 2001, as amended
10.2		Warrant by and between Registrant and Silicon Valley Bank, dated as of February 27, 2002, as amended
10	.3**	Lease Agreement by and between the Registrant and W9/TIB Real Estate Limited Partnership, dated June 2000, as amended by a First Amendment thereto, dated November 2000, and a Second Amendment and Extension of Lease thereto, dated December 30, 2003
10	.4**	Amended and Restated 2000 Stock Option Plan and forms of agreements thereunder
10	.5**	2005 Stock Appreciation Rights Plan and form of agreement thereunder
10	.6†	Material Service Provider Agreement by and between the Registrant and JPMorgan Chase Bank, N.A., dated December 6, 2004, as ameded
10	.7**	Form of Indemnification Agreement between the Registrant and each of its directors
10	.8†	Provision of IT Services for BT Contract by and between the Registrant and British Telecommunications plc, dated March 29, 2007
10	.9**	Amended and Restated Credit Agreement between Registrant and Citizens Bank of Massachusetts, dated as of September 29, 2006, including Amended and Restated Revolving Credit Note, Amended and Restated Security Agreement, Negative Pledge Agreement and Stock Pledge Agreement, each dated as of September 29, 2006
10	.10**	Executive Agreement between the Registrant and Kris Canekeratne dated as of April 5, 2007
10	.11**	Executive Agreement between the Registrant and Danford F. Smith, dated as of April 5, 2007
10	.12**	Executive Agreement between the Registrant and Thomas R. Holler, dated as of April 5, 2007
10.13		Executive Agreement between the Registrant and Roger Keith Modder, dated as of April 5, 2007
10.14		Executive Agreement between the Registrant and T.N. Hari, dated as of April 5, 2007
10.15		Co-Developer Agreement and Lease Deed between the Registrant and APIICL, a state government agency in India, dated as of March 2007
21	.1**	Subsidiaries of Registrant
23	.1**	Consent of KPMG LLP
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.